Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

November 3, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Ms. Jennifer Angelini,

Ms. Sherry Haywood

Re:	Planet Green Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-3

Filed April 25, 2022

File No. 333-259611

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 20, 2022 on the Company’s Amendment No. 1 to Registration Statement on Form S-3 previously submitted on April 25, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its registration statement on Form S-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Form S-3

Cover Page

1. We note your responses to prior comments one and two. Please further revise your prospectus cover as follows:

●	Clearly state that your VIE structure involves unique risks to investors;

●	Revise the sentence indicating VIE structure is used to “replicate foreign investment” to explain that VIE structure is used to “provide investors with exposure to foreign investment” in China-based companies; additionally eliminate references to “control” through VIE contractual arrangements;

●	Disclose whether the legal and operational risks associated with being a China-based issuer could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, and how recent statements and regulatory actions by China’s government have or may impact your ability to conduct business or accept foreign investments; and

●	Revise your disclosure relating to the HFCA Act and PCAOB to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the HFCA Act and related regulations will affect your company.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

2.	We note your response to prior comment three and reissue our comment. Please revise your prospectus cover to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or VIEs conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally remove or revise your disclosure on page 1, relating to defined terms, for consistency with the foregoing.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, page 1 and elsewhere in accordance with the Staff’s instructions.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 13 and 20 in accordance with the Staff’s instructions.

Prospectus Summary, page 1

4.	We note your response to prior comment five. Please further revise your disclosure to address the following:

●	The list of subsidiaries filed as Exhibit 21.1 does not include all the subsidiaries depicted and listed on page 5, and identifies only one of your two VIEs; revise to ensure consistency.

●	We note your definitions of “China” and “PRC” page 3 exclude Hong Kong, notwithstanding that you have Hong Kong subsidiaries. Remove this carveout altogether, or revise your disclosure throughout to maintain the same consistency of disclosure for China and Hong Kong.

●	Revise the diagram on page 5 to depict the relationship with your two VIEs with dashed lines without arrows, rather than solid lines with arrows.

●	Remove the reference to “January 17, 2022” preceding the list of your subsidiaries on page 5, and ensure the information is current as of the date of the prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 6, 7 and the Exhibit 21.1 in accordance with the Staff’s instructions.

5.	We note that your revisions in response to prior comment eight do not appear to cover Hong Kong, based on the carve-out to your definition of “China” or “PRC.” Accordingly, we reissue the comment, as updated, to be specifically applied to your Hong Kong subsidiaries in addition to your other operating entities. Disclose each permission or approval that you, your subsidiaries, or your VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve of the VIEs’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 37 to 39 in accordance with the Staff’s instructions.

Risk Factors

“If we seek shareholder approval... ”, page 46

6.	We note your response to prior comment seven and reissue it. Please revise your prospectus summary to include summary risk factors that disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 14 and 20 in accordance with the Staff’s instructions.

7.	We note your response to prior comment 11. Please revise your prospectus summary to disclose that trading in your securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

Incorporation of Certain Information by Reference, page 2

8.	Please revise the list of current reports to (i) remove the duplicate reference to Forms 8- K/A filed on January 20, 2022, and (ii) include the Forms 8-K and 8-K/A respectively filed on April 18 and 21, 2022. Conform the Experts section, which refers to Forms 8-K rather than Forms 8-K/A and an incorrect filing date, April 22 rather than April 21, 2022. Additionally revise the auditors’ consent filed as Exhibit 23.1 to correct the date of the report relating to Allyinson Ltd., which appears as April 21, 2022, in the Form 8-K/A filed on that date.

In response to the Staff’s comments, the Company has the updated Exhibit 23.1 and revised the disclosure in the Revised Registration Statement on pages 2, 3 and 64 in accordance with the Staff’s instructions.

VIE Arrangements, page 7

9.	We note your response to prior comment six and reissue it in part. Please revise your description of the relevant contractual agreements between the entities to specifically describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 8 and 41 in accordance with the Staff’s instructions.

10.	We note your disclosure that the Nevada holding company controls and receives the economic benefits of the VIEs’ business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Nevada holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and page 8 in accordance with the Staff’s instructions.

Condensed Consolidating Statements of Operations, page 8

11.	We note your response to prior comment ten, and reissue it with additional guidance. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and their consolidated subsidiaries, the WFOE that is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement from pages 9 to 12 in accordance with the Staff’s instructions.

Transfer of Cash Within the Organization, page 10

12.	We note your disclosure in response to prior comment nine. Please revise to provide disclosure with respect to all transfers, distributions, or dividends; i.e., not limited to those during the year ended December 31, 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 13 and 20 in accordance with the Staff’s instructions.

Risk Factors, page 15

13.	We note your response to prior comment 14. Please update the disclosure in this risk factor to describe recent CAC regulations and related risks. Additionally, please group all your China-related risk factors together in an appropriately captioned subsection, rather than having them dispersed throughout your risk factors section.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 20 and from pages 28 to 42 in accordance with the Staff’s instructions.

General

14.	Please revise your disclosure to identify which officers and directors are located in China. Additionally revise your risk factors section as well as a separate Enforceability section to disclose that the location of these officers and directors in China may make it more difficult for investors to enforce their legal rights, to effect service of process upon them, or to enforce judgements obtained in United States courts against them.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 14, 41, 42 and 62 in accordance with the Staff’s instructions.

15.	We note that convertible debt securities and rights were added to the prospectus cover and registration fee table. Please revise your prospectus to describe these new securities, or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 47 to 53 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman

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